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                                                                     May 3, 2007

                                                                   Press Release

  SPEECH BY ANDERS MOBERG, PRESIDENT AND CEO AT AHOLD'S ANNUAL GENERAL MEETING

Amsterdam, The Netherlands, May 3, 2007 Good morning ladies and gentlemen. Thank you for coming today. As you will all know by now, this is the last time I will address you at Ahold's Annual General Meeting as President and CEO. My four years with Ahold have been challenging and exciting. When I joined in 2003, the focus was on saving the company. And we have. Despite the enormous challenges and skepticism we faced, today Ahold is again a company we can all be proud of. The business is back on track and we are firmly focused on profitable growth.

How different we are today from our darkest hour in 2003. Since then, we have transformed the business. We have rebuilt its foundations and put in place stronger controls and a new governance system recognized today as one of the best in the industry. We have significantly reduced our operating costs and we have cut net debt by more than half. However, even though we have accomplished a great deal, not everything has gone according to plan. We have not been able to fully turn around all of our businesses in the timeframe we had hoped but we are making good progress on those that remain core to our strategy.

Our achievements so far have not come easily. Our progress is a testament to the commitment and hard work of our thousands of employees around the world. Thanks to their skill and determination, we are building a healthier, more sustainable company. I am pleased to say that we met all the financial targets we set for 2006. Although they fell short of the original targets we set in 2003, I believe Ahold can and will achieve sustainable top line and bottom line growth in the future.

At the end of last year, we unveiled our plan for the next phase of Ahold's development following a company-wide review. As part of that plan, we announced last night that we have reached agreement on the sale of U.S. Foodservice to private equity firms Clayton Dubilier & Rice (CD&R) and Kohlberg Kravis Roberts
(KKR) for USD 7.1 billion. As you have just heard, we will be asking shareholders to approve the sale at a separate meeting next month. There were many who wanted us to sell U.S. Foodservice back in 2003. I said then that it would be a mistake at that time and would destroy shareholder value. Instead, we focused on rebuilding U.S. Foodservice, the business and its culture. I am extremely pleased with the agreed price we have announced higher than many in the market had predicted. The proposed sale of U.S Foodservice follows the announcement we made last December to sell our Polish operations to Carrefour for EUR 375 million also for a price higher than the market expected.

The proceeds from U.S. Foodservice, our Polish operations, and the other businesses we are currently divesting, will make it possible for us to reduce net debt even further and to return money to our shareholders, who have been patient for so long. Last November, we consulted with our largest shareholders on how best to make the return. Their view, and this was nearly unanimous, was that we should buy back shares. I am delighted that we are going to be able to return EUR 3 billion this way, subject to the approval of the sale of U.S. Foodservice. We will start the buyback program as soon as possible.

To better position the company for profitable and sustainable growth, we have refocused our portfolio. We are concentrating our resources on our core retail businesses in the United States and Europe where we can achieve and maintain a number one or number two position. Once the sale of U.S. Foodservice is completed, we will again be a company fully focused on retail.

ALBERT ALBERT HEIJN ALBERT.NL C1000 ETOS FEIRA NOVA GALL & GALL GIANT FOOD GIANT FOOD STORES HYPERNOVA ICA NORTH STAR FOODSERVICE PEAPOD PINGO DOCE STOP & SHOP TOPS U.S.FOODSERVICE / WE MAKE IT EASY TO CHOOSE THE BEST

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                                                                     May 3, 2007

                                                       Press Release - continued

In each of our markets, we are building our local banners into powerful consumer brands. We are providing better value in our stores in order to grow identical sales and attract more customers. At Albert Heijn, for example, transactions last year rose by ten per cent and market share by another 1.1 percent to 27.5 per cent. Today, Albert Heijn is one of our most profitable and successful businesses. In Scandinavia, ICA is also performing well as a result of its successful repositioning strategy in the Swedish market. We are addressing the challenges we have in Norway and recently appointed new management there. ICA also expanded in the Baltics last year by taking full ownership of its former joint venture in Estonia, Latvia, and Lithuania. This was another important step in achieving a leading position in that region. In the Czech Republic, our Albert and Hypernova banners have a new management team in place driving operational and store improvement programs. Customers have again voted the Albert chain the best supermarket in the country for the second year in a row. In the United States, we have had mixed performance in our retail operations in recent years. At Giant-Carlisle, we have a successful strategy and have consistently achieved solid identical sales growth.

At Stop & Shop and Giant-Landover, we are re-engineering our businesses to maintain our leading positions and grow identical sales. We are rolling out a value repositioning program to improve price, convenience, quality, and assortment in all of our stores. The program will cover approximately 75 per cent of sales and will be completed towards the end of 2008. Customers are reacting positively to the changes we are making on a category-by-category basis. We have had an encouraging start but there is still much to do. To help us transfer knowledge and successful working methods across all of our businesses we have restructured Ahold into two continental platforms. The U.S. platform is headed up by Larry Benjamin and the European platform by Dick Boer. They, along with a new team of top managers that have been appointed across the Ahold Group over the past 12 months, are changing the way we do business.

These are exciting times for food retailers. The pace of change in the industry and among consumers is more rapid than ever. Ahold is well positioned to compete in this changing world. We have the opportunity to meet the needs of an aging and increasingly health-conscious population. We have the opportunity to meet the needs of ethnic shoppers. We have the opportunity to meet the needs of those who want ready meals and convenience. And we have the opportunity to meet the needs of a new, internet-savvy generation. One thing we know for certain is that the future will be different. That is why it is so important that Ahold stays close to the customer and at the forefront of changing consumer trends.

Today, we are addressing questions such as "what will our stores look like in the future?" and "what will shopping behavior be like?". As we have seen with the success of Peapod our online grocery business in the United States and with the continued growth at Albert.nl the internet will play an increasingly pivotal role in our future.
And I can say with confidence that Ahold will continue to evolve in the coming years. Our companies will remain provocative and continue to challenge the status quo with new formats, offerings, and an improved customer experience. We are also committed to playing our part in addressing global issues such as health and wellness, sustainable trade, and climate change all of which are important issues for our customers, our employees, and for society as a whole. Healthy living is particularly important to us. We believe we can positively impact our customers' health through the choices we offer and the quality of information and guidance we provide.
In conclusion, I'm happy with the progress we are making. We have moved from a focus on saving and recovering the company to a focus on further improving performance for profitable growth. And, as I have said many times before, we are staying close to our customers to understand and anticipate their needs.

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                                                                     May 3, 2007

                                                       Press Release - continued

I would like to close by taking this opportunity to thank you, our shareholders, for giving us the time we needed to rebuild and refocus the company. I hope that, once again, you share our pride in Ahold. Thank you for the support you have given me over the past four years. I hope you will give John the same support going forward. He has had almost a year and a half now learning the fundamentals of retail and I have every confidence in his leadership. I would also like to thank the other members of the Executive Board who I have enjoyed working with immensely. And I would like to mention the members of the Supervisory Board who have all been appointed since 2003. I have enjoyed your counsel and am grateful for the time you have spent, your engagement, and the individual contributions you have made to our business. And finally, I would like to extend my special thanks to all our employees in our companies around the world who have worked so hard over the past four years to get us to where we are today. Your continued focusand confidence in the company will be vital as Ahold faces the exciting challenges and opportunities of the future. Remember to stay focused on the customer, day in and day out, and the rest will follow.

Thank you all very much.

(Note: the speech of Ahold President and CEO Anders Moberg is published as a press release and is also available on www.ahold.com)

Ahold Press Office: +31 (0)20 509 5343



FORWARD-LOOKING STATEMENTS NOTICE
The speech contained in this press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements regarding achieving sustainable growht, statements as to the expected sale of U.S. Foodservice, plans for a share buyback program, the amount expected to be returned to shareholders, plans to focus on retail and concentrate resources and plans for the value repositioning program. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as the satisfaction of, or delays in satisfying, closing conditions to the sale of U.S. Foodservice, general economic conditions, fluctuations in exchange rates or interest rates, increases or changes in competition, our ability to implement and complete successfully our plans and strategies, the benefits from and resources generated by our plans and strategies being less than or different from those anticipated, the actions of government agencies, competitors and third parties and other factors discussed in our public filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities law. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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